                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                           Family Dollar Stores, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.10 Per Share
                         (Title of Class of Securities)

                                    307000109
                                 (CUSIP Number)

                             Stephen M. Davis, Esq.
                               Werbel & Carnelutti
                           A Professional Corporation

           711 Fifth Avenue, New York, New York 10022, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 22, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 307000109                                    Page 2 of 12 Pages
-------------------                                    ------------------

===============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The SC Fundamental Value Fund, L.P.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                            (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   WC/OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   1,734,520

--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   1,734,520

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,734,520

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    PN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    --------------------
CUSIP No. 307000109                                    Page 3 of 12 Pages
-------------------                                    --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC Fundamental Value BVI, Inc.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   WC/OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   790,180
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   0
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   790,180
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   790,180
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    --------------------
CUSIP No. 307000109                                    Page 4 of 12 Pages
-------------------                                    --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC Fundamental Inc.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   1,734,520

--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   1,734,520
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,734,520
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    --------------------
CUSIP No. 307000109                                    Page 5 of 12 Pages
-------------------                                    --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary N. Siegler

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   2,524,700
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   2,524,700
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,524,700
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    --------------------
CUSIP No.  307000109                                   Page 6 of 12 Pages
-------------------                                    --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter M. Collery

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   2,524,700
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   2,524,700
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,524,700
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.4%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                  Page 7 of 12 Pages
                                   AMENDMENT
                                     NO. 6
                                    TO THE
                                 SCHEDULE 13D


     The Reporting Persons consisting of SC Fundamental Inc.("SC"), The SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental BVI, Inc. ("BVI Inc."), Gary N. Siegler ("Siegler") and Peter M. Collery ("Collery"), hereby amend their Schedule 13D relating to the Common Stock, par value $0.10, of Family Dollar Stores, Inc. ("Issuer").


Item 3.   Source and Amount of Funds of Other Consideration

          The aggregate prices of the Issuer's Common Stock (the "Shares") purchased by the Reporting Persons identified in Item 5(c) of this Schedule 13D were as follows:

          Name of                                           Aggregate
     Reporting Person                                       Purchase Price

     Fund                                                  $ 3,273,654
     BVI Inc. on behalf of BVI Ltd.                        $ 1,543,949

     The Reporting Persons listed above purchased the Shares reported herein as beneficially owned by them with working capital of Fund and BVI Ltd. or with funds extended by brokerage firms in connection with margin transactions effected for Fund and BVI Ltd.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on January 23, 1997, the Reporting Persons, by virtue of the language of Rule 13d-3, may be deemed to own beneficially in the aggregate the numbers and percentages of the Issuer's Common Stock set forth opposite their names below (based upon the number of shares of the Issuer's Common Stock that were reported to be outstanding in the Issuer's Form 10-K as of November 10, 1996).

                                                       Page 8 of 12 Pages


==============================================================================
        Name             Shares of Common Stock        Percentage
--------------------------------------------------------------------------------
SC Fundamental Inc.      1,734,520                          3.1%
--------------------------------------------------------------------------------
The SC Fundamental
Value Fund, L.P.         1,734,520                          3.1%
--------------------------------------------------------------------------------
SC Fundamental
Value BVI, Inc.            790,180                          1.4%
--------------------------------------------------------------------------------
Gary N. Siegler          2,524,700                          4.4%
--------------------------------------------------------------------------------
Peter M. Collery         2,524,700                          4.4%
================================================================================

          (c) The following table sets forth transactions effected by the Fund, Siegler and by BVI Inc. on behalf of BVI Ltd. in the last 60 days. Unless otherwise noted, each of the transactions reflects a purchase by means of trades on the New York Stock Exchange.

================================================================================
                                             BVI, Inc.
               Price Per                     on behalf
Trade Date     Share($)       Fund           of BVI Ltd.    Gary N. Siegler
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12/16/96        18.875         700             300              0
--------------------------------------------------------------------------------
12/17/96        18.500         700             400              0
--------------------------------------------------------------------------------
12/18/96        19.083     53,500*         21,500*              0
--------------------------------------------------------------------------------
12/18/96        19.250     35,700*         14,300*              0
--------------------------------------------------------------------------------
12/18/96        19.313    143,100*          56,900              0
--------------------------------------------------------------------------------
12/18/96        19.500     35,700*         14,300*              0
--------------------------------------------------------------------------------
12/19/96        19.750     50,000*         20,000*              0
-------------------------------------------------------------------------------
12/20/96        20.110    160,000*         63,700*              0
--------------------------------------------------------------------------------
12/23/96        20.000         710             290              0

                                                       Page 9 of 12 Pages

================================================================================
                                          BVI, Inc.
                Price Per                on behalf
Trade Date       Share($)     Fund      of BVI Ltd.    Gary N. Siegler
--------------------------------------------------------------------------------
12/23/96        20.260       7,100           2,900              0
--------------------------------------------------------------------------------
12/26/96        19.525       7,100           2,900              0
-------------------------------------------------------------------------------
12/26/96        19.625         350             150              0
--------------------------------------------------------------------------------
12/27/96        19.833       1,000             500              0
--------------------------------------------------------------------------------
12/27/96        19.975       3,500           1,500              0
--------------------------------------------------------------------------------
12/30/96        20.431       1,400             600              0
--------------------------------------------------------------------------------
12/31/97        20.375     14,300*           5,700              0
--------------------------------------------------------------------------------
01/02/97        20.375    84,600**          84,600              0
--------------------------------------------------------------------------------
01/03/97        19.875       6,700           3,300              0
-------------------------------------------------------------------------------
01/03/97        20.000     23,400*         11,600*              0
--------------------------------------------------------------------------------
01/06/97        19.250         670             330              0
--------------------------------------------------------------------------------
01/07/97        19.708       1,000             500              0
--------------------------------------------------------------------------------
01/07/97        19.768      13,400           6,600              0
--------------------------------------------------------------------------------
01/08/97        20.341       7,450           3,550              0
--------------------------------------------------------------------------------
01/08/97        20.429      27,100          12,900              0
--------------------------------------------------------------------------------
01/08/97        20.000    67,800**        32,200**              0
--------------------------------------------------------------------------------
01/08/97        20.339    118,700*         56,300*              0
--------------------------------------------------------------------------------
01/08/97        20.250     16,800*          8,200*              0
--------------------------------------------------------------------------------
01/09/97        20.393       2,300           1,200              0

                                                       Page 10 of 12 Pages

================================================================================
                                          BVI, Inc.
                Price Per                on behalf
Trade Date       Share($)     Fund      of BVI Ltd.    Gary N. Siegler

--------------------------------------------------------------------------------
01/09/97        20.335       6,650       3,350                  0
--------------------------------------------------------------------------------
01/10/97        20.375       6,790       3,210                  0
--------------------------------------------------------------------------------
01/10/97        20.250      1,360*        640*                  0
--------------------------------------------------------------------------------
01/13/97        20.500         350         150                  0
-------------------------------------------------------------------------------
01/13/97        20.408      10,180       4,820                  0
--------------------------------------------------------------------------------
01/13/97        20.500      6,785*      3,215*                  0
--------------------------------------------------------------------------------
01/13/97        20.250      6,785*      3,215*                  0
--------------------------------------------------------------------------------
01/14/97        20.471       3,190       1,510                  0
------------------------------------------------------------------------------
01/14/97        20.500     10,180*      4,820*                  0
--------------------------------------------------------------------------------
01/15/97        20.000    67,870**    32,130**                  0
--------------------------------------------------------------------------------
01/15/97        20.072       3,060       1,440                  0
--------------------------------------------------------------------------------
01/15/97        20.000       6,790       3,210                  0
--------------------------------------------------------------------------------
01/16/97        20.000         680         320                  0
--------------------------------------------------------------------------------
01/17/97        19.875       1,660         840                  0
--------------------------------------------------------------------------------
01/20/97        20.375     12,420*      5,880*                  0
--------------------------------------------------------------------------------
01/20/97        20.786       4,750       2,250                  0
--------------------------------------------------------------------------------
01/21/97        20.781      14,250       6,750                  0
--------------------------------------------------------------------------------
01/21/97        20.875         340         160                  0
--------------------------------------------------------------------------------
01/21/97        20.750     7,465**     3,535**                  0
---------------------------------------------------------------------------------

                                                       Page 11 of 12 Pages

================================================================================
                                          BVI, Inc.
                Price Per                on behalf
Trade Date       Share($)     Fund      of BVI Ltd.    Gary N. Siegler
--------------------------------------------------------------------------------
01/21/97        20.625     67,870*     32,130*                  0
--------------------------------------------------------------------------------
01/22/97        20.894       4,410       2,090                  0
--------------------------------------------------------------------------------
01/22/97        20.711       6,790       3,210                  0
--------------------------------------------------------------------------------
01/22/97        20.625    33,940**    16,060**                  0
-------------------------------------------------------------------------------
01/23/97        21.250       6,790       3,210                  0
--------------------------------------------------------------------------------
01/23/97        21.000       2,715       1,285                  0
--------------------------------------------------------------------------------
01/23/97        20.895   210,430**    99,570**                  0
-------------------------------------------------------------------------------

---------

*    Reflects a short sale
**   Reflects a sale

          In addition, Fund and BVI, Inc. purchased an aggregate of 73,900 and 30,000 shares of the Issuer's Common Stock, respectively, solely to cover short positions.

          (e) On January 22, 1997, the Reporting Persons, in the aggregate, ceased to be the beneficial owners of 5% or more of the Issuer's Common Stock. This Amendment No. 6 is, therefore, a final filing.

                                                       Page 12 of 12 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 1996

SC FUNDAMENTAL INC.

By:  /s/ Peter M. Collery
---------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery, Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

By:  SC FUNDAMENTAL INC.


By:   /s/ Peter M. Collery
----------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery, Vice President*

SC FUNDAMENTAL VALUE BVI, INC.


By:   /s/ Peter M. Collery
----------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery, Vice President*


  /s/ Gary N. Siegler
---------------------------------
Neil H. Koffler as Attorney-in-Fact
for Gary N. Siegler*


 /s/ Peter M. Collery
---------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery, Vice President*

*Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary
N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

89207